POLICY CHANGE ENDORSEMENT	THESTPAUL

This endorsement summarizes the changes to
your policy. All other terms of your policy not
affected by these changes remain the same.

How Your Policy is Changed

The Policy Expiration Date is extended to September 24, 2009.

Premium Change Which is Due Now
Additional premium $231.00	Returned Premium
If issued after the date your policy begins, these spaces must be completed and our representative must sign below.	Policy issued to Taiwan Greater China Fund

Authorized representative	Endorsement takes effect	Policy Number
	09/01/09	469BD0296
/s/ Diane Vardaro	Processing Date: 09/24/09 09:47 002

40704 Ed.5-84 Printed in U.SA.                               Endorsement
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